Exhibit 99.3

RiT TECHNOLOGIES LTD.

NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

RiT TECHNOLOGIES LTD.

NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2009 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of RiT Technologies Ltd. (“we,” “RiT” or the “Company”) will be held on Monday, September 14, 2009 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, for the following purposes:

1.	To re-elect three (3) directors to the Board of Directors of the Company;

2.	To elect Ms. Galia Druker as an external director;

3.	To approve the re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2009; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

4.	To clarify and approve the grant of indemnification agreements for the benefit of our directors;

5.	To approve the Convertible Loan Agreement between the Company and Stins Coman Incorporated, our controlling shareholder;

6.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2008; and

7.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on August 12, 2009 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

August 10, 2009

RiT TECHNOLOGIES LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.1 nominal value* (the “Ordinary Shares”), of RiT Technologies Ltd. (“we,” “RiT” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2009 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on September 14, 2009 at 10:00 a.m (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

* As previously announced, we will effect a one-for-eight reverse split of the Ordinary Shares, to become effective on August 24, 2009. Once effective, the nominal value of the Ordinary Shares will be changed to NIS 0.8 per share.

Purpose of the Meeting

The agenda of the Annual General Meeting is as follows:

1.	To re-elect three (3) directors to the Board of Directors of the Company;

2.	To elect Ms. Galia Druker as an external director;

3.	To approve re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2009; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

4.	To clarify and approve the grant of indemnification agreements for the benefit of our directors.

5.	To approve the Convertible Loan Agreement between the Company and Stins Coman Incorporated, our controlling shareholder

6.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2008; and

7.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company currently is not aware of any other matters which will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares as of the close of business on August 12, 2009 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting. Each Ordinary Share entitles the holder to one vote. As of August 3, 2009 there were outstanding 20,835,420 Ordinary Shares.*

* As previously announced, we will effect a one-for-eight reverse split of the Ordinary Shares, to become effective on August 24, 2009. This Proxy Statement refers to the pre-split figures of the outstanding Ordinary Shares.

Two or more shareholders conferring in the aggregate 35% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the Board of Directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders.

Voting and Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated neither as a vote “for” nor as a vote “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about August 14, 2009, and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares, as of August 3, 2009, by (i) each person known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Beneficially Owned	Beneficially Owned as Percent of Total Shares[1]

STINS COMAN Incorporated
Sergey Anisimov and Boris Granovsky [2]	12,638,302	60.7%
Austin W. Marxe and David M.
Greenhouse [3]	2,572,754	12.35%

All directors and officers as a group [4]	13,134,970	63.0%

(1)	Based on_20,835,420 Ordinary Shares outstanding as of August 3, 2009. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options or warrants currently exercisable or exercisable within 60 days following August 3, 2009 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)	Based on a Schedule 13D/A filed by STINS COMAN Incorporated with the SEC on September 23, 2008, STINS COMAN is the holder of 12,471,242 Ordinary Shares. STINS COMAN reported to the Company that, following the filing of the Schedule 13D, it has purchased an additional 167,060 Ordinary Shares. Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Mr. Granovsky is the CEO of, and owns a minority interest in, STINS COMAN. Consequently, Messrs. Anisimov and Granovsky may be deemed the beneficial owners, and to share the power to vote and dispose, of these shares.

(3)	As of December 31, 2008, based on a Schedule 13G filed by Austin W. Marxe and David M. Greenhouse with the SEC on February 13, 2009. The Schedule 13G indicates that Messrs. Marxe and Greenhouse share voting and dispositive power as to 1,115,745 Ordinary Shares and 276,800 warrants owned by Special Situations Private Equity Fund, L.P., 1,228,876 Ordinary Shares and 232,500 warrants owned by Special Situations Technology Fund II, L.P., 228,124 Ordinary Shares and 44,275 warrants owned by Special Situations Technology Fund, L.P. Marxe and Greenhouse are members of MG Advisers L.L.C., the general partner of and investment adviser to Special Situations Private Equity Fund, L.P., and of SST Advisers, L.L.C., the general partner of and investment adviser to Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. The Expiration Date of said warrants was set to July 2009 (5 years term), and accordingly the number presented in the above table ignores all of these expired warrants.

(4)	Includes Sergey Anisimov and Boris Granovsky’s beneficial ownership through STINS COMAN as specified above. Includes outstanding options exercisable, within 60 days as of August 3, 2009, into 496,668 Ordinary Shares at exercise prices that range between $0.37 to $3.15 per Ordinary Share and with expiration dates that range between January 2010 and July 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this proxy statement, certain information contained herein, including, without limitation, information appearing under Item 5, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements are based on various assumptions (some of which are beyond our control) and may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “continues”, “plans”, “seeks”, “potential”, and similar words and phrases. Actual results could differ materially from those contained in forward-looking statements due to a variety of factors, including, but not limited to those risks set forth in our SEC filings. Except as may be required by law, we do not undertake, and specifically disclaim, any obligation to release publicly the results of any revisions which may be required to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

ITEM 1 – ELECTION OF DIRECTORS

        Under the Company’s Articles of Association, the Board of Directors is to consist of not less than three (3) nor more than seven (7) directors, as may be determined by a resolution of the shareholders of the Company. Currently, the Board of Directors consists of five (5) members. Directors of the Company, other than our two external directors, are elected at each annual general meeting of shareholders.

        At the Annual General Meeting, shareholders will be asked to re-elect three (3) directors to the Company’s Board of Directors. Each elected nominee will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

        A brief biography of each director nominee is set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid to these nominees, see below under the caption “Executive Compensation”.

        The following information is supplied with respect to each person recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Name	Principal Occupation or Employment with the Company	Age	Director Since

Sergey Anisimov (1)	Chairman of the Board of Directors	55	2008
Boris Granovsky (2)	Director	41	2008
Roman Govorov	Director	31	2008

(1)	Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN Incorporated. Based on a Schedule 13D filed by STINS COMAN Incorporated with the SEC on, September 23, 2008 STINS COMAN beneficially owns 59.9% of the Company. STINS COMAN also reported to the Company that it has purchased an additional 167,060 shares. Mr. Anisimov may be deemed to beneficially own the Company shares held by STINS COMAN.

(2)	Mr. Granovsky is the CEO of, and owns a minority interest in, STINS COMAN Incorporated. Based on a Schedule 13D filed by STINS COMAN Incorporated with the SEC on September 23, 2008 STINS COMAN beneficially owns 59.9% of the Company. STINS COMAN also reported to the Company that it has purchased an additional 167,060 shares. Mr. Granovsky may be deemed to beneficially own the Company shares held by STINS COMAN.

        Mr. Sergey Anisimov has served as the Chairman of the Company’s Board of Directors since June 2008. Mr. Anisimov founded STINS COMAN Incorporated, a holding company of several companies (the “Group”), in 1992 and since then has served as its president. The Group has been a distributor of the Company for the last 14 years. Mr. Anisimov has over 30 years of experience in various positions in the information technology business. He received an engineer diploma from the Moscow Institute of Aviation Technology and holds a Ph.D. in technologies from Moscow State Technical University N.A. N.E. Bauman.

        Mr. Boris Granovsky has served as a member of the Company’s Board of Directors since June 2008. He is the Chief Executive Officer of STINS COMAN Incorporated since 2000. Prior thereto, Mr. Granovsky served as a sales manager and thereafter as Vice President of Sales in STINS COMAN since 1995. Mr. Granovsky received a diploma in engineering in automated control systems from the Moscow Institute of Radio Engineering, Electronics and Automation and a BBA degree in management from the Business School of the Open University of United Kingdom.

        Mr. Roman Govorov has served as a member of the Company’s Board of Directors since August 2008. He is serving as a Managing Director of IBRG Capital, a private equity fund, since September 2007. From 2006 to 2007, he served as a senior associate and deputy head of the M&A department of Columbus Nova, a private equity fund. From 2004 to 2006, he served as an associate and analyst at Aton Capital, a Russian investment bank. From 2000 to 2004, he served as an analyst at United Financial Group, an investment bank that was acquired by Deutsche Bank in 2004. Mr. Govorov is a graduate (major: finance and credit) of the Plekhanov Russian Academy of Economics and a graduate (major: applied mathematics) of the Moscow Engineering Physics Institute.

It is proposed that at the Annual General Meeting the following resolutions be adopted:

        “RESOLVED, that Sergey Anisimov be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;"

        “RESOLVED, that Boris Granovsky be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;” and

        “RESOLVED, that Roman Govorov be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required to elect each of the said nominees.

The Board of Directors recommends that the shareholders vote FOR the election of all the nominees named above.

Executive Compensation

        The aggregate direct remuneration paid to all our directors and officers as a group (consisting of 17 persons in 2008) for the year ended December 31, 2008, was approximately $1.7 million compared with $1.3 million in 2007 (the group consisted of 15 persons in 2007). This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel and approximately $0.3 million which was set aside or accrued to provide retirement annuities or similar benefits. The amount does not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers.

        In 2008, we granted options to purchase an aggregate amount of 482,000 Ordinary Shares to our officers under our 2003 Share Option Plan at exercise prices ranging between $0.37 and $0.65 per share and no options were granted to any of our directors. The options expire on the sixth anniversary of the date of grant.

        The Company’s external directors and independent director (namely, Roman Govorov) receive, starting March 6, 2008, annual compensation of NIS 71,300 (currently equates to approximately $18,282) and NIS 3,470 (currently equates to approximately $889) per board meeting or per board committee meeting, all linked to the Israeli Consumer Price Index (“CPI”), as well as reimbursement of out-of-pocket expenses (including, without limitation, business travel and accommodation) incurred in performance of their services as directors. Two of the nominees (namely, Messrs. Anisimov and Granovsky), if elected, will not receive compensation for their service as directors of the Company, except for reimbursement of out-of-pocket expenses as aforesaid. The other nominees (namely, Mr. Govorov and Ms. Druker) will receive the same compensation (and reimbursement of expenses) as specified above.

ITEM 2 – ELECTION OF EXTERNAL DIRECTOR

        Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the “Companies Law”) to appoint at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

        External directors are required to be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected to one additional term of three years. Thereafter, our external directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director, and the audit committee is required to include all the external directors.

Mr. Hagen Hultzsch, who served as our external director since January 2002, recently resigned from our Board of Directors due to other engagements. Accordingly, at the Meeting, shareholders will be asked to elect Ms. Galia Druker as our new external director, in lieu of Mr. Hultzsch. Mr. Israel Frieder, who was elected as an external director in January 2002, will continue as an outside director until January 2011.

        The Company has received a declaration from Ms. Druker, confirming her qualifications under the Companies Law to be elected as an outside director of the Company. Based thereon, our board of directors has determined that Ms. Druker (1) is independent within the meaning of applicable SEC and NASDAQ Marketplace Rules, and (2) holds “accounting and financial expertise” (as such term is defined in the Companies Law and the regulations promulgated thereunder).

        Ms. Druker does not beneficially own any of our shares. For details about compensation granted to such nominee, see above under the caption “Executive Compensation” and Item 4 below. A brief biography of said nominee is set forth below. Such information is based upon the records of the Company and information furnished to it by the nominee.

Ms. Galia Druker, 62, has served as deputy manager of Bank Hapoalim (Geneva, Switzerland), between 2005 and June 2009. From 2003 to 2005 she served as the head of the East European desk of Bank Hapoalim (Zurich, Switzerland). From 2002 to 2003, she served as the head of foreign trade in Bank ‘Otsar Hachayal’ head office. During the years 1972 to 2002, she was employed by Bank Hapoalim, mostly in different managerial positions. Ms. Druker holds MA degree in English Philology from the Vilnius state university. Ms. Druker also holds banking diploma (obtained through the internal school of bank Hapoalim).

It is proposed that at the Annual General Meeting the following Resolutions be adopted:

“RESOLVED, that Galia Druker be, and hereby is, appointed as an external director to the Board of Directors for a three year period commencing immeditaely.”

Required Vote

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of our outstanding shares. As of the date hereof, STINS COMAN is considered the controlling shareholder of the Company within the meaning of the Companies Law.

The Board of Directors recommends that the shareholders vote FOR approval of the election of the above-mentioned nominee.

ITEM 3 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

        Our Audit Committee and our Board of Directors have resolved to recommend to the shareholders that KPMG Somech Chaikin be re-appointed as the Company’s independent auditors for the 2009 fiscal year.

        KPMG Somech Chaikin has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of KPMG Somech Chaikin is not affected by such limited non-audit functions and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

        The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

        With respect to the year 2008, we paid KPMG Somech Chaikin $127,506 for auditing services and $5,000 for tax related services.

        It is proposed that at the Annual General Meeting the following resolution be adopted:

        “RESOLVED, that the re-appointment of KPMG Somech Chaikin as independent auditors of the Company for the 2009 fiscal year be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 – INDEMNIFICATION AGREEMENTS TO COMPANY’S DIRECTORS

        The Companies Law and the Company’s Articles of Association permit the indemnification of office holders of the Company. The Company has provided indemnification agreements in favor of the Company’s directors in a form that was approved by the shareholders in 2003 and, in 2006, the Company’s shareholders approved modifications to such indemnification agreements, in the form attached as ANNEX A hereto (the “Indemnification Agreement”). On June 26, 2009, the Company’s Audit Committee and Board of Directors have approved the grant of such Indemnification Agreements (in the same form) to the current and future directors of the Company, to ensure that the Company’s directors have indemnification to the fullest extent permitted by law. For the sake of clarity, the grant of such indemnification agreements is submitted again to the approval of the Company’s shareholders.

        As more fully described in the Israeli Companies Law and our Articles of Association, the proposed Indemnification Agreements provide indemnification to directors for breaches of their duty of care but not for breaches of their duty of loyalty.

        The Board of Directors believes that providing indemnification to directors is an important factor in attracting and retaining highly-qualified individuals to serve on the Company’s Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of the Company.

It is proposed that at the Annual General Meeting the following resolution be adopted:

        “RESOLVED, that the Company’s Indemnification Agreement, a form of which is attached hereto as ANNEX A, in favor of the Company’s directors who may serve from time to time, whether or not they are deemed to be “controlling shareholders” of the Company, is hereby ratified and approved.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter. However, STINS COMAN, the controlling shareholder of the Company, may be deemed to have an interest in approval of this resolution as Messrs. Anisimov and Granovsky may be deemed to be controlling shareholders. As a result, for the sake of clarity, these proposals, as with regard to such directors, will be approved only if (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s outstanding shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a “personal interest” in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. STINS COMAN Incorporated is deemed to have a personal interest in this matter. STINS COMAN Incorporated is deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company’s VP Finance at +972 (3) 766-4249 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5 – APPROVAL OF CONVERTIBLE LOAN AGREEMENT
WITH CONTROLLING SHAREHOLDER

        As previously announced, on June 11, 2009, we entered into a Loan Agreement with STINS COMAN, our controlling shareholder, subject to receipt of approvals of our Audit Committee, Board of Directors and shareholders, as required by the Companies Law. On June 17, 2009, we entered into an Addendum to the Loan Agreement. On June 17, 2009, our Audit Committee and Board of Directors approved the Loan Agreement and the Addendum thereto (together, the “Convertible Loan Agreement”).

        A copy of the Loan Agreement and the Addendum thereto are attached hereto as ANNEX B.

Summary of the Transaction

The following is a summary of the proposed Transaction and is qualified by reference to the full text of the Convertible Loan Agreement which is attached hereto as ANNEX B.

        Pursuant to the Convertible Loan Agreement, STINS COMAN will extend to the Company an unsecured loan of up to $10 million, within 14 days following the request of the Company, at an annual interest rate of 2.47%. At any time beginning with October 1, 2010, the Company may receive the loan from STINS COMAN, but no more than $5 million at a time (up to the said maximum of $10 million) and in intervals of at least 30 days between each request.

        Under the Convertible Loan Agreement, we are required to repay the outstanding principal amount and the interest accrued thereon after 36 months from receipt of each part of the funds respectively.

        STINS COMAN has the right to convert any outstanding principal amount of the loan and the interest accrued thereon, in whole or in part, into Ordinary Shares of the Company at a conversion price per share equal to the market price of the Company’s Ordinary Shares on NASDAQ on the day the Company had received the funds from STINS COMAN, plus a premium of 10% thereon. The conversion is subject to a 30 days prior notice and to the execution of a definitive purchase agreement to be substantially similar to the Securities Purchase Agreement entered between the parties on September 11, 2008. A copy of the Securities Purchase Agreement was filed with the SEC as Exhibit 99.2 to Form 6-K on September 17, 2008.

Reasons for the Transaction

        The Company deems the loan by STINS COMAN as a key step in implementing its business strategy going forward. In approving the Convertible Loan Agreement, our Audit Committee and Board of Directors considered, among other factors, that the loan would enable the Company to improve its financial strength, especially by increasing its access to cash during a period of financial uncertainty.

Proposed Resolutions

        It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the Convertible Loan Agreement, be, and hereby is, approved; and

        “RESOLVED, that to effectuate any possible future conversion under the Convertible Loan Agreement, the Company be, and hereby is, authorized to enter into a definitive securities purchase agreement with STINS COMAN, which agreement shall set forth the terms of such transaction and such other terms and conditions substantially similar to the Securities Purchase Agreement entered between the parties, dated September 11, 2008, as the authorized officers of the Company deem fit”.

Required Vote

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, and provided that either (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s voting power.

        The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution (see Item 4 above for a definition of personal interest). STINS COMAN Incorporated is deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company’s VP Finance at +972 (3) 766-4249 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 6 – CONSIDERATION OF THE FINANCIAL STATEMENTS

        At the Annual General Meeting, the auditors’ report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2008 will be presented for discussion, as required by the Companies Law. The foregoing auditors’ report and financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2008 (filed with the SEC on March 30, 2009), may be viewed on our website www.rittech.com or through the EDGAR website of the SEC at www.sec.gov.

        None of the auditors’ report, the financial statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

        This item will not involve a vote of the shareholders.

OTHER BUSINESS

        Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

Dated: August 10, 2009

Annex A

Indemnification Agreement

DIRECTOR and officer
indemnity agreement

AGREEMENT, dated as of ________ ___, 2009, between RiT Technologies Ltd., an Israeli company (the “Company”), and _______________, an Office Holder of the Company (the “Indemnitee”).

WHEREAS,     Indemnitee is an Office Holder of the Company;

WHEREAS,     both the Company and Indemnitee recognize the risk of litigation and other claims being asserted against Office Holders of public companies;

WHEREAS,     the Articles of Association of the Company authorize the Company to indemnify directors; and

WHEREAS,     in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and Indemnitee’s reliance on the aforesaid Articles of Association and, in part, to provide Indemnitee with specific contractual assurance that the protection promised by the Articles of Association will be available to Indemnitee (regardless of, among other things, any amendment to or revocation or any change in the composition of the Company’s Board of Directors or acquisition of the Company), the Company wishes to provide in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the full extent (whether partial or complete) permitted by law and as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of Indemnitee continuing to serve the Company directly or, at its request, with another enterprise, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	CERTAIN DEFINITIONS

1.1.	Change in Control: shall be deemed to have occurred if: (i) any “person” (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 20% or more of the total voting power represented by the Company’s then outstanding voting securities; or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company’s shareholders was approved by a majority of the directors then still in office who either were directors at the beginning of the period of whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company’s assets.

1.2.	Company: means RiT Technologies Ltd., and for the purpose of Section 2 and the Events listed in Schedule A shall include subsidiaries, affiliates, local branches and representative offices of RiT Technologies Ltd.

1.3.	Office Holder: as such term is defined in the Companies Law – 5759–1999, which term includes directors and certain senior officers.

1.4.	Events: mean events which were determined by the Companies Board of Directors as foreseeable events which may expose the Indemnitee to liability or expense, as detailed in Schedule A to this Agreement.

1.5.	Position: means the position of an Office Holder in the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Office Holder at the request of the Company either prior to or after the date hereof.

2.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

2.1.	The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on him/her with respect to the following:

2.1.1.	monetary liability imposed on or incurred by an Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court, for an act that such Office Holder performed by virtue of being an Office Holder of the Company;

2.1.2.	reasonable litigation expenses, including attorney’s fees, expended by an Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

2.1.3.	reasonable costs of litigation, including attorneys’ fees, expended by an Office Holder or for which the Indemnitee has been charged by a court, in an action brought against the Indemnitee by or on behalf of the Company or a third party, or in a criminal action in which the Indemnitee was acquitted, or in a criminal offense for which the Indemnitee was convicted and for which a proof of criminal intent is not required.

The above wording is based on the Hebrew-language provisions of the Companies Law and shall not be construed to limit the amount or scope of indemnification payable hereunder to the extent such payment is permitted by applicable law.

2.2.	The above indemnification shall apply to any act performed or failure to act by him/her in his/her capacity as an Office Holder of the Company or as the holder of any Position. In addition, to the extent permitted by applicable law, if the Indemnitee is, by reason of his or her position as a current or former Office Holder of the Company or holder of any Position, a witness in any proceeding to which he or she is not a party, the Indemnitee shall be indemnified and held harmless against all expenses actually and reasonably incurred by or on behalf of the Indemnitee in connection therewith.

2.3.	If so requested by Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee’s reasonable litigation expenses, including attorneys’ fees, with respect to which Indemnitee is entitled to be indemnified under Section 2.1 above.

2.4.	The Company’s obligation to indemnify Indemnitee and advance expenses in accordance with this Agreement shall be for such period as Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the foregoing positions, whether or not Indemnitee is still serving in a Position (the “Indemnification Period”).

2.5.	Indemnitee shall fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of Indemnitee within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that Indemnitee will not be required to pay the same or to finance the same himself.

3.	GENERAL LIMITATIONS ON INDEMNIFICATION

3.1.	The Company’s indemnification for amounts covered in Section 2.1.1 above shall apply insofar as it results from, is in connection therewith or relation thereto, the Events described in Schedule A hereto. These are the events which, in the opinion of the Company’s board of directors, are foreseeable in light of the Company’s actual operations at the time of entering into this undertaking to indemnify. The indemnification amount payable by the Company under Section 2.1.1 of this Agreement in the aggregate to all persons whom it has undertaken to indemnify for the Events shall not exceed US $20 million, but shall be no greater than the amount of coverage available to the Company under the Company’s applicable liability insurance policy in effect at the time. The amounts set forth herein were determined by the Company’s board of directors as reasonable amounts considering the nature of the Events and the expected exposure to the Indemnitee.

3.2.	If, when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid by the Company to or on behalf of the Indemnitee, unless Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, in which event Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed. In addition, in such event the Company shall not be obligated to indemnify or advance any additional amounts to Indemnitee, unless there has been a determination by a court or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this Agreement.

3.3.	The Company undertakes that in the event of a Change in Control of the Company, the Company’s obligations under this Agreement shall continue to be in effect following such Change in Control, and the Company shall take all necessary action to ensure that the party acquiring control of the Company shall independently undertake to continue in effect such Agreement, to maintain the provisions of the Articles of Association allowing indemnification and to indemnify Indemnitee in the event that the Company shall not have sufficient funds or otherwise shall not be able to fulfill its obligations hereunder.

4.	NO MODIFICATION

No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

5.	SUBROGATION

In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and take any actions which may be necessary to secure such rights, including the execution of such documents necessary to enable the Company to effectively bring suit to enforce such rights.

6.	REIMBURSEMENT

The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent Indemnitee has otherwise received payment (under any insurance policy or otherwise) of the amounts indemnified hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or expense shall be repaid to the Company promptly upon receipt by Indemnitee, or in the alternative, the Company shall be entitled to payment directly from the insurer as reimbursement for indemnification of Indemnitee, all subject to the terms of the applicable insurance policy.

7.	EFFECTIVENESS

Subject to the receipt of all the required approvals in accordance with the Israeli Law, including the approvals of the audit committee, the Board of Directors and to the same extent required, by the shareholders of the Company, this Agreement shall be in full force and effect as of the date hereof.

8.	NOTIFICATION AND DEFENSE OF CLAIM

8.1.	Promptly after receipt by Indemnitee of notice of the commencement of any action, suit or proceeding which may give rise to an indemnity claim by Indemnitee under this Agreement, Indemnitee will promptly notify the Company in writing of the commencement hereof; but the failure so to notify the Company will not release the Company from any liability which it may have under this Agreement, except to the extent the Company is materially prejudiced by such failure. With respect to any such action, suit or proceeding of which Indemnitee notifies the Company, and without derogating from Section 2.1:

8.1.1.	The Company will be entitled to participate therein at its own expense; and

8.1.2.	Except as otherwise provided below, the Company (jointly with any other indemnifying party) will be entitled (but is not obligated) to assume the defense thereof, with counsel reasonably satisfactory to Indemnitee. After notice from the Company to Indemnitee of its election to assume the defense thereof, the Company will not be liable to Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below. In the event the Company has assumed the defense as provided herein, Indemnitee shall have the right to engage a separate counsel in such action, suit or proceeding at his/her expense. The Company, however, will bear the expense or indemnify the Indemnitee for the fees of such separate counsel in the following events: (i) the engagement of counsel by Indemnitee has been authorized by the Company in writing and in advance; or (ii) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action.

8.2.	The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent. The Company shall not settle any action or claim in any manner which would impose any penalty or limitation on the Indemnitee without the Indemnitee’s written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.

9.	NON-EXCLUSIVITY

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he/she may have under the Company’s Articles of Association or applicable law or otherwise, and to the extent that during the Indemnification Period the rights of the then existing Office Holders are more favorable to such Office Holders than the rights currently provided thereunder or under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable rights. To the extent that a change in Israeli law, whether by statute or judicial decision, permits greater indemnification or advancement of expenses than would be afforded currently under the Company’s Articles of Association or this Agreement, it is the intent of the parties hereto that the Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change. For the avoidance of doubt, it is hereby clarified that nothing contained in this Agreement derogate from the Company’s right to indemnify Indemnitee post factum for any amounts which Indemnitee may be obligated to pay as set forth in Section 2 above without the limitations set forth in Section 3.1 hereof.

10.	BINDING EFFECT

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs and personal and legal representatives. This Agreement shall continue in effect during the Indemnification Period, regardless of whether Indemnitee continues to serve as an Office Holder of the Company or of any other enterprise at the Company’s request.

11.	SEVERABILITY

The provisions of this Agreement shall be severable in the event that any provision hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

12.	GOVERNING LAW, JURISDICTION

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of Tel Aviv in any action related to this Agreement.

13.	ENTIRE AGREEMENT AND TERMINATION

This Agreement represents the entire agreement between the parties; and there are no other agreements, contracts or understandings between the parties with respect to the subject matter of this Agreement. No termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto. This Agreement replaces and cancels any preceding indemnity agreement that may have been entered into between Indemnitee and Company.

RiT TECHNOLOGIES LTD.	OFFICE HOLDER

By:	____________________	By:	____________________

Name:	Avi Kovarsky	Name:

Title:	President & CEO	Title:

Schedule A

1.	Negotiations, execution, delivery and performance of agreements on behalf of the Company, including, without derogating from the generality of the foregoing, claims for breach of contract, breach of warranty or false representations

2.	Without derogating from the above, acts and omissions in connection with the sale and/or purchase of assets, shares and/or legal entities, including any investments, mergers and acquisitions

3.	Anti-competitive acts and acts of commercial wrongdoing

4.	Acts with respect to invasion of privacy including, without limitation, with respect to databases and acts with respect to slander

5.	Acts with respect to violation of copyrights, patents, trademarks, service marks, designs and any other intellectual property rights; Acts in connection with the intellectual property of the Company and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property

6.	Acts with respect to IT malfunctions or security breaches

7.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision

8.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care with respect to the Company’s business

9.	Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or Nasdaq rules and other claims relating to relationships with investors and the investment community

10.	Without derogating from the above, any claim in connection with the offering of the Company’s securities to the public or to private investors whether or not based on a prospectus and/or other disclosure document, and any other public filings made by the Company

11.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction

12.	Claims in connection with publishing or providing any information, including via press release, annual reports, proxy statements or any filings with governmental authorities, on behalf of the Company

13.	Violations of any law or regulation governing domestic and international trade in any jurisdiction, including, without limitation, export laws

14.	Claims in connection with employment relationships with Company’s or its subsidiaries’ employees, including, without limitations, claims for severance, unfair dismissal, harassment and discrimination

15.	Acts or omissions in connection with the management and operation of the Company, including, without limitation, claims in connection with the Company’s relationship with suppliers, customers, distributors, resellers, subcontractors, lessors and lessees

16.	Without derogating from the above, acts and omissions in connection with the management and monitoring of the Company’s funds and assets

17.	Acts or omissions made pursuant to or in accordance with the policies and procedures of the Company, whether such policies and procedures are published or not

18.	Acts or omissions in connection with product liability, including, without limitation, the testing of products developed by the Company and/or in connection with the distribution, sale, license or use of such products

Annex B

Loan Agreement and Addendum

Loan Agreement

<< 11 >> June  2009

This Loan Agreement (hereinafter: the “Agreement”) is entered between Stins Coman Incorporated Ltd. (hereinafter: the “Lender”), located at: 126, Pervomayskaya str., Moscow, Russia, 105203, in the person of its President Sergey Anisimov, authorized to act on behalf of the Lender, on the one side; and

RiT Technologies Ltd. (hereinafter: the “Borrower”) located at: 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, in the person of its President and CEO, Avi Kovarsky authorized to act on behalf of the Borrower, on the other side.

The Lender and the Borrower (hereinafter the “Parties”) hereby agree as follows:

1. Subject of the Agreement.

(1.1.) Subject to the terms of this Agreement, the Lender agrees to provide the Borrower, during the Term (as defined below), at the written request of the Borrower, a sum of money (part of the loan) in the amount specified in the Borrower Request (as defined below), but no more than US$ 5,000,000 (five million) in one request and up to the Maximum Amount (as defined below), and the Borrower, in his turn, undertakes to repay the Lender the same sum of money and the interest accrued for the use of each part of the loan in accordance with the terms and conditions of this Agreement.

(1.2.) A request of the Borrower for a part of the loan (hereinafter – the “Borrower Request”) must be in writing and contain:

—	The name and the registration number of the Borrower;

—	The size of the requested part of the loan;

—	The Borrower's Bank account for the transfer of money;

—	The Signature of either CEO or CFO of the Borrower;

—	Other data, on which the Parties may agree.

(1.3.) The written Borrower Request should be send to the Lender to the following address of the Lender:

—	126, Pervomayskaya str., Moscow, Russia, 105203

(1.4.) Each subsequent Borrower Request may be send no earlier than 30 days after the date of the previous Borrower Request.

(1.5.) Total maximum amount of the loan granted to the Borrower by the Lender within the duration of the Term, should not exceed US$ 10,000,000 (ten million) (hereinafter: the “Maximum Amount”).

(1.6.) A total term within which the Lender undertakes to provide to the Borrower with a part of the loan, starts from the Effective Date and until 12months inclusive (hereinafter: the “Term”).

(1.7) The Lender undertakes to transfer to the Borrower the requested part of the loan within 14 days from the moment of the receipt of the written Borrower Request.

(1.8.) The Date of receipt by the Borrower of the loan/part of loan is the day of receipt of the corresponding sum of money to the account of the Borrower specified in the Borrower Request.

2. Interest on the Loan.

(2.1.) The Borrower shall pay the Lender an interest for each part of the loan at the rate of 2,47% per annum for any part of the loan.

(2.2.) Interest should be paid by the Borrower at the time of the corresponding part of the loan repayment.

3. Order of the repayment of the loan and the interest.

(3.1) The Borrower undertakes to repay the Lender the part of the loan within 36 months from the date of the receipt by the Borrower of the corresponding part of the loan (hereinafter: the “Due Date”).

(3.2.) When repaying the part of the loan amount the Borrower also transfers to the Lender the corresponding amount of the accrued interest on the loan amount repaid.

(3.3.) The part of the Loan can be repaid by the Borrower ahead of schedule only with the written consent of the Lender.

(3.4.) The part of the loan is considered to be repaid at the moment of the corresponding sum receipt to the Lender account set forth in this Agreement, in case if the accrued interest is paid by the Borrower, in accordance with the terms specified in this Agreement.

(3.5.) The actual number of calendar days of the use of the corresponding part of the loan is taken into account for the interest calculation.. The number of calendar days per year (365 or 366, respectively) is used as a basis.

(3.6.) Accumulation of the interest begins from the day following the day of the part of the loan provision until the day of its return to the Lender, inclusive.

3A. Conversion at the option of the Lender

(3A.1) The Lender has the right to convert any outstanding amount of the part of the loan (together with interest accrued thereon), into Ordinary Shares of RiT Technologies Ltd. (hereinafter: the “Shares”) at a conversion price equal to the share price of RiT shares at the NASDAQ exchange, as of the last day prior to the Definitive Agreement signing (as defined below).

(3A.2) Such conversion is subject to a 30 days prior written notice to the Borrower in writing, specifying the amount of the outstanding part of the loan chosen to be converted, in addition the Parties agree and sign a definitive agreement (hereinafter: the “Definitive Agreement”) as promptly as possible, such definitive agreement to reflect the terms set forth above and such other customary terms and conditions similar to past Securities Purchase Agreements entered between the Parties.

4. Liability.

(4.1.) The Parties are liable for the non-performance or poor execution of their liabilities under the Agreement in compliance with the legislation of the Russian Federation.

(4.2.) If the Borrow would not repay the part of the loan in time, the interest for the above amount would accrue at the rate set forth in item 1 of the Article 395 of the Civil Code of the Russian Federation, from the date of the due date of the repayment to the Lender, with no respect to the interest repayment, set forth in the item 2.1. of this Agreement.

5. Applicable law.

(5.1) For questions regarding the interpretation of this Agreement, its legal effect, its implementation, as well as the rights and the liabilities of the Parties, the law of the Russian Federation is applied.

In case if the applicable law of the Russian Federation provides any limitations or prohibition regarding the Lender’s right provision set in item 3A of this Agreement, the Parties relationship related to the conversion, shall be regulated with the law applicable to the Shares issued or the law applicable to RiT due to its state of incorporation

(5.2.) Disputes that may arise between the Parties and related to this Agreement shall be settled by the Arbitration Court of Moscow or with the written consent of both Parties of the Agreement – in the International Commercial Arbitration Court of the Chamber of Commerce and Industry of the Russian Federation (ICAC at the CCI RF).

6. Term of the agreement.

(6.1.) This Agreement enters legal force from the date of its signature (hereinafter: the “Effective date) and is valid until the full execution of the liabilities by both parties under this Agreement.

7. Confidentiality.

(7.1.) Parties undertake to honor the confidentiality regarding the conditions of this Agreement; the information they receive from each other or becoming known to them in connection with the execution of this Agreement, the information should not be disclosed in general or in particular to any third party without the prior written consent of the other Party.

(7.2.) Requirements set in paragraph 7.1. of this Agreement do not apply to the cases of the confidential information disclosure at the request of authorized state bodies or, in case of the Borrower, as required by securities laws or stock exchange rules.

8. Other provisions.

(8.1) All changes and additions to this Agreement shall be considered valid if they are formalized in writing and signed by the Parties.

(8.2) This Agreement is drafted in 2 (two) copies of the same legal force, one copy for each Party.

(8.3) Neither Party has the right to transfer its rights or liabilities under this Agreement to a third party without the written consent of the other party.

(8.4.) Parties confirm that in accordance with the laws of the country in which they were established, they have a status of a legal entity, entitled to conclude, modify and execute this Agreement as well as carrying out other legal and/or actual actions related to the execution of this Agreement. The Borrower undertakes to receive the approvals of the Audit Committee, the Board of Directors and its shareholders for this Agreement pursuant to Israeli law, prior to the receipt of the first part of the loan. If the above approvals will not be received by the Borrower while a part of the loan had already been provided to Borrower, then the Borrower undertakes to repay that part of the loan including the interest and the penalty interest rate set forth in sections 2.1 and 4.2 hereof.

(8.5) This Agreement is executed at Parties’ full understanding of its provisions and terminology in English language. The English text of this Agreement is the only binding version of this Agreement and the English text thereof shall prevail for the interpretation of the purposes of this Agreement’s contents.

9. Legal addresses and signatures of the parties.

The Lender:

Company “STINS COMAN Incorporated”

Address: Pervomayskaya St. 126, 105203 Moscow,
Russia
Bank details:
SWIFT: TEMBRUMM
TEMBR-BANK OAO
MOSCOW, RUSSIA

ANN. 0103493417
in VTB Bank (Deutschland) AG
WALTER-KOLB-STRASSE 13 D-60594
FRANKFURT AM MAIN, GERMANY
SWIFT: OWHBDEFF

account 40702840906000002797 in JSC <<TEMBR-Bank>> Moscow
Correspondent account 30101810000000000166
BIC 044585166
TIN 7719570940
KPP 771901001
OGRN 1057748890473

President

______________________ /Sergey Anisimov/
                   Seal

The Borrower

RiT Technologies Ltd.

Address: Raoul Wallenberg 24 Street, Tel Aviv, 69719,
Israel

Bank details:
Bank Hapoalim Hadar Yosef, branch 610
Account: Nr. 366688 of RiT Technologies Ltd.
Swift: POALILIT

President

______________________ /Avi Kovarsky/
                   Seal

ADDENDUM

TO THE LOAN AGREEMENT

DATED JUNE 11, 2009

(The: "Loan Agreement")

Between and among Stins Coman Incorporated (The: “Lender”), and Rit Technologies Ltd. (the: “Borrower”)

        THIS ADDENDUM (the "Addendum") is made and entered into as of the 17 day of June, 2009;

WHEREAS

The parties have signed the Loan Agreement on June 11, 2009, subject to its approvals by RiT’s Audit Committee, Board of Directors and shareholders; and

WHEREAS

During the process of such approvals, the parties agreed to change one provision relating to the conversion price set forth in the Loan Agreement, by executing this Addendum;

THEREFORE, in consideration of the mutual covenants and agreement hereinafter set forth, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.	Notwithstanding the conversion price stated in Clause 3A.1 of the Loan Agreement, the parties hereby agree to replace said Clause 3A.1 therein with the following renewed clause:

“(3A.1) The Lender has the right to convert any outstanding amount of the part of the loan (together with interest accrued thereon), into Ordinary Shares of RiT Technologies Ltd. (hereinafter: the “Shares”) at a share conversion price equal to the NASDAQ market price on the day the Borrower had received each part of the loan respectively, plus a premium of 10% above this price”.

2.	The parties agree, to relieve any doubt, that any Borrower Request (as defined in the Loan Agreement), shall not be made before October 1st, 2009.

3.	All other provisions in the Loan Agreement shall remain unchanged.

IN WITNESS WHEREOF, the parties have executed this Addendum as of the date first above written.

—————————————— RIT Technologies Ltd. By: Avi Kovarsky, President &CEO